Exhibit 99.1

Immuron Receives AUD $358,280 R&D Tax Concession Refund

Melbourne, Australia, November 24, 2020: Immuron Limited (ASX: IMC; NASDQ: IMRN), an Australian biopharmaceutical company focused on developing and commercializing oral immunotherapeutics for the treatment of gut mediated diseases, is pleased to announce that under the Australian Government’s Research and Development Income Tax Concession incentive program, the Company has received a cash refund of AUD $358,280 for eligible research and development expenditure incurred during the 2020 Financial Year.

This release has been authorised by the directors of Immuron Limited.

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COMPANY CONTACT: Jerry Kanellos, Ph.D. Chief Executive Officer Ph: +61 (0)3 9824 5254 info@immuron.com

About Immuron

Immuron Limited (ASX: IMC, NASDAQ: IMRN), is an Australian biopharmaceutical company focused on developing and commercializing orally delivered targeted polyclonal antibodies for the treatment of inflammatory mediated and infectious diseases. Immuron has a novel and safe technology platform with one commercial asset generating revenue. In Australia, Travelan® is a listed medicine on the Australian Register of Therapeutic Goods (AUST L 106709) and is indicated to reduce the risk of Travellers’ Diarrhea, reduce the risk of minor gastro-intestinal disorders and is antimicrobial. In Canada, Travelan® is a licenced natural health product (NPN 80046016) and is indicated to reduce the risk of Travellers’ Diarrhea. In the U.S., Travelan® is sold as a dietary supplement for digestive tract protection in accordance with section 403 (r)(6) of the Federal Drug Administration (FDA).

For more information visit: http://www.immuron.com

FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.